Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in Thousands)
Earnings:
1. Income after income taxes	$43,220	$31,082	$41,311	$18,565	$19,925
2. Plus: interest expense	36,255	31,096	23,814	14,808	11,082
3. Earnings including interest on deposits	79,475	62,178	65,125	33,373	31,007
4. Less: interest on deposits	23,669	18,667	13,756	8,260	5,219
5. Earnings excluding interest on deposits	$55,806	$43,511	$51,369	$25,113	$25,788
Fixed Charges:
6. Interest expense (Line 2)	$36,255	$31,096	$23,814	$14,808	$11,082
7. Less: interest expense on deposits (Line 4)	23,669	18,667	13,756	8,260	5,219
8. Excluding interest on deposits	$12,586	$12,429	$10,058	$6,548	$5,863
Ratio of Earnings to Fixed Charges:
Including interest on deposits (line 3 divided by Line 6)	2.19	2.00	2.73	2.25	2.80
Excluding interest on deposits (line 5 divided by Line 8)	4.43	3.50	5.11	3.84	4.40